May 13, 2005

BY EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention: Mr. H. Roger Schwall, Assistant Director

Re:	TreeHouse Foods, Inc.
Form 10 Registration Statement

Dear Mr. Schwall:

      On behalf of TreeHouse Foods, Inc. (“TreeHouse” or the “Company”), submitted herewith for filing is the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Registration Statement in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated April 29, 2005 (the “Letter”) to Mr. Sam K. Reed, Chief Executive Officer of TreeHouse. For the convenience of the Staff, we are sending in paper format by hand delivery copies of this letter and the Registration Statement, marked to reflect all changes since the previous filing1, as well as certain supplemental materials requested by the Staff. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in the Registration Statement.

General

Comment 1:	Please be advised that your Form 10 registration statement will automatically become effective 60 days from the date of the first filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In the event that it appears that you will not be able to respond by the 60th day, you may wish to consider

[1]	As explained more fully in our response to Comment 1, the Registration Statement submitted herewith is an amended version of the Form 10 Registration Statement (File No. 000-51231) filed on March 30, 2005 with the Commission.

Securities and Exchange Commission
May 13, 2005

withdrawing your registration statement and filing when you have prepared a response to our comments.

Response:	As separately discussed with the Staff, a Form 10 Registration Statement (File No. 000-51231) was filed with the Commission on March 30, 2005 pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because this initial filing was submitted on EDGAR form type 10-12G, we are resubmitting the Registration Statement on EDGAR form type 10-12B to effect a change of the registration from Section 12(g) to Section 12(b) of the Exchange Act. We also intend to withdraw the previous registration statement before it becomes effective. We understand from our discussions with the Staff that refiling the Registration Statement on EDGAR form type 10-12B in this way will not restart the Staff’s comment period.

Comment 2:	To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate. Where comments relate to disclosure that is incorporated by reference from the information statement, make appropriate changes to both documents as necessary.

Response:	The Company acknowledges the Staff’s comment and has made corresponding changes where applicable throughout the Registration Statement.

Comment 3:	Explain in the document in necessary detail the business reasons for structuring the spin-off the way it is structured and for establishing the particular terms. In that regard, you will need to expand the “Background” discussion that appears at page 21 to discuss, among other things, the following:

a)	who approached whom regarding this transaction;
b)	what other offers or alternatives the board considered;
c)	the reasons the other options were rejected;
d)	how the parties arrived at the particular deal terms, including the amount of the walk-away penalties, the number of options to be granted, the aggregate compensation to be earned by the officers, etc.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 21, 22 and 23 of the information statement.

Comment 4:	Provide current and updated disclosure, and fill in all blanks where the information is known. You may use brackets to reflect information that

Securities and Exchange Commission
May 13, 2005

may change before the information statement is finalized. Among other things, we would expect you to update the disclosure regarding the IRS letter ruling, the opinion of named counsel, the status of your credit facility negotiations and its terms, the status of all pending agreements with Dean Foods, the status of your application to the NYSE for listing and the material terms of all agreements or contracts that you have not yet described in the document.

With regard to the pending agreements, for example, the current disclosure at page 80 is insufficient: “In connection with the distribution, we will enter into certain agreements with Dean Foods to define our ongoing relationship with Dean Foods after the distribution.”

Response:	The Company acknowledges the Staff’s comment and has provided current and updated disclosure and filled in all blanks where the information is known. In particular, the Company has updated the disclosure in the Registration Statement regarding the IRS letter ruling and the status of its listing application with the NYSE. The Company has also revised the disclosure regarding the opinion of named counsel to clarify that the opinion will be issued “at or around closing.” Please see the cover page and pages 7, 14, 18, 23, 26, 29 and 88 of the information statement.

With respect to the status and material terms of all pending agreements with Dean Foods, the Company expects that these agreements will be presented to the Board of Directors of Dean Foods for final approval on or about May 24, 2005. Shortly following approval by the Dean Foods Board, the Company intends to provide the information requested by the Staff in a subsequent amendment to the Registration Statement. Similarly, the Company intends to update the disclosure regarding the status of its credit facility negotiations once those negotiations have been completed.

The Company also acknowledges the Staff’s comment with respect to the disclosure at page 87 of the information statement regarding “certain agreements with Dean Foods to define [the Company’s] ongoing relationship with Dean Foods after the distribution.” The Company has revised the last sentence of this paragraph to state: “For a more detailed description of these agreements, please see ‘Our Relationship with Dean Foods After the Distribution.’” See page 87 of the information statement. Please note that we have cross-referenced this information to avoid repetitive disclosure. As discussed above, the disclosure in the cross-referenced section will be amended to further specify the material terms of the relevant agreements.

Comment 5:	You also will need to file as exhibits all material contracts. We may have additional comments once you provide updated information and file all omitted exhibits.

Securities and Exchange Commission
May 13, 2005

Response:	The Company will file exhibits encompassing all of its material contracts in subsequent amendments to the Registration Statement. The Company acknowledges that the Staff may have further comments after reviewing such exhibits.

Comment 6:	You state that, pursuant to the spin-off, Dean Foods Company will transfer to you its Specialty Foods Group, Mocha Mix®, Second Nature®, and food services salad dressing businesses. Please describe each individual business to be transferred, identifying any brands or trademarks corresponding to each business, and indicate the reportable segment to which each business belongs.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 62 of the information statement.

Comment 7:	It appears imprecise to indicate on the cover page of the information statement that stockholders need not “pay anything” in connection with the distribution. They might be liable for taxes in connection with any cash they receive for fractional shares. Please revise to clarify.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see the cover page and page 25 of the information statement.

Summary, page 1

Comment 8:	We note the following statements regarding your market position: “We believe we are the largest manufacturer of pickles and non-dairy powdered creamer in the United States”; “[w]e are the leading retail supplier of private label pickles and private label non-dairy powdered creamer in the United States”; and “[w]e are a leading producer of aseptic cheese sauces and puddings for the foodservice market.” Provide us with independent third party support for these and similar statements that appear throughout the document, and make clear whether by referring to “leading” you are referring to market share or some other competitive business attribute.

Response:	The Company is supplementally providing to the Staff industry data supporting the Company’s belief regarding certain of the above referenced statements made in the Registration Statement. In addition, the Company has revised the disclosure to clarify the measure by which the Company considers itself to be a “leading” food manufacturer or supplier and has removed references to “leading producer of aseptic cheese sauces and puddings” in the Registration Statement. Please see pages 1, 2, 46, 61, 63 and F-27 of the information statement.

Comment 9:	You indicate at page 7 that outstanding Dean options will be adjusted “to reflect the distribution.” In the lengthier discussion that appears later in

Securities and Exchange Commission
May 13, 2005

Response:	the document, provide enhanced detail regarding how these adjustments will be made. The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 26 of the information statement.

Risk Factors, page 10

Comment 10:	Eliminate language that mitigates the risk you present. Examples include the clauses on page 13 that begin “although” or “while.” Also state the risk directly and plainly, eliminating statements such as “no assurance can be given,” “we cannot assure you” and “we cannot guarantee our stock price....”

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 10, 11, 12, 13, 14, 15, 16, 18 and 30 of the information statement.

Comment 11:	Identify the 17.7% segment customer, and refer to the recent loss of any material customers. We note the related disclosure that appears in the MD&A section.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 10 and 66 of the information statement.

Comment 12:	Ensure that your captions refer to the particular risks that you face, rather than referring to generic risks that apply to all companies in general. For example, all companies in your industry and all companies in general could suffer an adverse impact as a result of “Our failure to successfully compete....” It appears that the particular risk relates more to your competing with larger companies that sell branded products.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 11, 12 and 13 of the information statement.

Comment 13:	In your “Our Relationship with Dean Foods after the Distribution” section, on page 33, you state that Dean Foods granted you a license to use certain trademarks until the current supply of packaging material is depleted. If appropriate, include risk factor disclosure concerning any loss of trademark or other rights.

Response:	The Company acknowledges the Staff’s comment; however, because the trademarks in question relate to foodservice products, which are not significantly dependent on brand recognition for sales, the Company does not believe that loss of this trademark license would have a material

Securities and Exchange Commission
May 13, 2005

adverse effect on its results of operations. Furthermore, the foodservice products to which these trademarks relate do not represent a material source of revenue for the Company. Combined net sales of Dean® and Fieldcrest® brand products were less than 5%, or $27.7 million and $27.6 million, respectively, of the total combined net sales of Dean Foods’ Specialty Foods Group for each of fiscal years 2003 and 2004.

Cautionary Note Regarding Forward-Looking Statements, page 20

Comment 14:	It appears inappropriate to suggest that “will” identifies forward-looking statements. Please revise accordingly.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 20 of the information statement.

The Distribution, page 21

Comment 15:	Discuss further the directors’ reasons for approving this transaction. Disclose why the board believed separating the two businesses will enable each to better pursue its strategic objectives.

Response:	As described in the disclosure added to the Registration Statement in response to Comment 3, the Board of Directors of Dean Foods has approved pursuing a possible spin-off transaction, but it has not yet given its final approval to the proposed transaction. The Company has revised the Registration Statement in response to the Staff’s comment to expand upon the expected benefits of the transaction. Please see page 23 of the information statement. The Company will provide additional information in a subsequent amendment to the Registration Statement following further consideration of the transaction by the Dean Foods Board if necessary.

Comment 16:	Make clear which conditions have been satisfied and which might still be waived. For example, you indicate that you could waive receipt of the IRS tax ruling and legal opinions. We may have additional comments.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 24 of the information statement.

Comment 17:	With appropriate emphasis and in an appropriate place, quantify the maximum aggregate benefits and compensation to be received by the new management team (a) if the spin-off occurs and (b) if the spin-off does not occur. Similarly, state explicitly the maximum amount of stock, including the percentage, that the management team could receive as a result of the spin-off and the other options and arrangements you discuss. Include

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May 13, 2005

corresponding information in your “Executive Compensation” section as well.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 24 and 77 of the information statement.

Properties and Facilities, page 60

Comment 18:	Specify the expiration dates for all material leases.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 67 and 68 of the information statement.

Management — Our Directors and Executive Officers, page 64

Comment 19:	Provide a complete description of the business experience of each officer and director for the past five years, with no gaps or ambiguities with regard to time. For example, for a number of the individuals, you indicate that they worked as “principals” for TreeHouse LLC without providing the particular offices they held or the dates during which they served in the indicated capacity.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 73 of the information statement.

Comment 20:	When known, identify all independent directors and the members of all committees to which you refer.

Response:	The Company acknowledges the Staff’s comment and has revised the Registration Statement to provide biographical information regarding two individuals whom the Company expects to become independent directors (subject to final approval from the Dean Foods Board pursuant to Section 2.1 of the stockholders agreement between Dean Foods and the management investors). Please see pages 71 and 72 of the information statement. Information regarding the remaining independent directors and the composition of all board committees will be provided in a subsequent amendment to the Registration Statement.

Where You Can Find More Information, page 85

Comment 21:	You are responsible for the accuracy of the disclosure in your filings with the Commission. The statement at page 86 that you “believe that the information presented herein is accurate as of the date hereof’ is unnecessary and could suggest that you are uncertain about the currency and accuracy of the disclosure. Please revise accordingly.

Securities and Exchange Commission
May 13, 2005

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 31 and 93 of the information statement.

      It is expected that the Board of Directors of Dean Foods Company will meet on or about May 24, 2005 to authorize, among other things, the distribution of the Company’s stock to Dean Foods’ stockholders by means of a spin-off (subject to satisfaction of certain specified conditions) and the forms of agreements that Dean Foods Company will enter into with the Company in connection with the spin-off. It is expected that the Board of Directors of the Company will meet prior to June 10, 2005 to authorize, among other things, an amended charter and bylaws, various corporate governance charters and policies and a rights agreement with respect to the Company’s preferred stock purchase rights. Subject to clearance from the Staff and the New York Stock Exchange, the Company expects to request acceleration of the effectiveness of the Registration Statement on or about June 10, 2005.

      The Company has advised us that, with respect to the Registration Statement submitted herewith for filing, it acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	the Staff’s comments or changes in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions concerning this response or require additional information concerning the Registration Statement, please telephone either the undersigned at the telephone number indicated above or Catherine Brown of this firm at (202) 663-6968.

Sincerely yours,

/s/ Erika L. Robinson

Erika L. Robinson
Partner

cc:	Sam K. Reed
Meredith B. Cross
Carmen Moncada-Terry
Timothy Levenberg